Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246
For Immediate Release

RRSAT APPOINTED BY INMARSAT AS DISTRIBUTION PARTNER FOR
ITS GLOBAL SATELLITE PHONE SERVICES (GSPS)

RE’EM – May 3, 2010 –Station 711-, the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), an innovative flexible and fast growing mobile satellite communications provider, has been appointed by Inmarsat as a distribution partner for its Global Satellite Phone Services (GSPS).

Station 711 is cooperating with Inmarsat to launch the first product in the GSPS family, which is IsatPhone Pro, a global handheld satellite phone.  IsatPhone Pro will offer satellite telephony, voicemail, text and email messaging, and the ability to look up and text location data.

Station 711 is expected to offer IsatPhone Pro in the second half of 2010.  IsatPhone Pro is aimed at customers based in remote areas requiring a reliable and rapidly-deployable global handheld phone for safety, improved on-site coordination, or contact with headquarter offices. Typical users are expected to be government and military customers, journalists, NGO workers and remote-based employees of mining or oil & gas companies.

IsatPhone Pro will join the existing Station 711 Inmarsat 3rd and 4th generation portfolio of maritime, land and aero services. Inmarsat's satellite infrastructure combined with Station711's innovative added-value platform provides its customers with the most advance satellite communication services available today.

"We are very happy to join the small group of companies which are appointed by Inmarsat as distribution partners for its GSPS Services. This nomination enables us to enlarge our product and service portfolio, while better serving our growing customer base. We look forward to bringing to the market innovative value added services in this sector, as we do in other markets," commented Zvika Nave, Senior Director at RRsat.

"RRsat and Station 711 have good insight and experience in a number of the target markets for IsatPhone Pro, and we are excited to welcome them as the latest partner to add the new service to their portfolio," said Helen Stalker, Commercial Director for Global Satellite Phone Services at Inmarsat.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries, and communications solutions to the maritime, terrestrial and aviation markets through Station711, its mobile satellite arm. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 545 television and radio channels, covering more than 150 countries. Station 711 offers a flexible communications platform that allows the integration of advanced satellite communications technology into existing infrastructures, resulting in significant savings of costs and resources.  As Inmarsat’s 4th generation distribution partner, Station 711 provides for existing and evolved Inmarsat services using its own Land Earth Station , and RRsat's global satellite and fiber optics network, Station 711 guarantees   seamless global communications anywhere, anytime.

Visit the company's websites www.RRsat.com and www.station711.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to expand the product and service portfolio of Station711, (iv) our ability to successfully integrate the teleports we acquired, (v) our ability to develop and commercialize the RRinternetTV service, (vi) our expectation to extend the average length of our contracts in the future, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

###
Information in this press release concerning Inmarsat  is based on information provided by Inmarsat and has not been independently verified by RRsat.